FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MARCH 22, 2005

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information

Telekom Austria Pays Call Option for the Purchase of
MobilTel AD (Ad-hoc)

Vienna, March 22, 2005: Telekom Austria (VSE: TKA, NYSE: TKA) announced today, that it has paid EUR 80 million as option price under the call option agreement concluded in December 2004 to purchase MobilTel AD, the leading Bulgarian wireless operator. The payment occurs in accordance with the timetable announced at the time of the signing of the call option agreement and following the timely delivery of the audited financial statement for MobilTel AD for the financial year 2004. “The payment of the call option price is another important step towards the acquisition of MobilTel AD” said Heinz Sundt, CEO of Telekom Austria.

The call option gives Telekom Austria Group the unilateral and irrevocable right to purchase 100% of the share capital of MobilTel AD for a total enterprise value of around EUR 1,600 million in 2005. “The payment of the call option price confirms Telekom Austria Group’s positive view of MobilTel AD, the leading mobile operator in Bulgaria, and supports our strategy of expansion in South-Eastern Europe” said Boris Nemsic, CEO mobilkom austria and COO Wireless Telekom Austria.

Contact:
Hans Fruhmann
Investor Relations,
Tel.: +43 (0) 590591-20918
E-mail: hans.fruhmann@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: March 22, 2005